Annual Report

DECEMBER 31, 2006

Waddell & Reed InvestEd Growth Portfolio

Waddell & Reed InvestEd Balanced Portfolio

Waddell & Reed InvestEd Conservative Portfolio



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed InvestEd Portfolios, Inc. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current Waddell & Reed InvestEd Portfolios, Inc. prospectus, along with the InvestEd Program Overview and InvestEd Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the InvestEd Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.

President's Letter

December 31, 2006



Dear Shareholder:

More than half of the first decade of the 21st century is now history. We feel times are better than most realize, and we are pleased to report that stock markets around the globe generally provided excellent returns this past calendar year. Bond markets also provided solid returns. Concerns regarding inflation, energy prices, housing weakness and negative geopolitical developments all failed to prove problematic.

Enclosed is our report on your InvestEd portfolio's operations for the 12 months ended December 31, 2006. This past calendar year the S&P 500 Index advanced 15.8 percent, led by a 32.3 percent rise in telecommunications stocks. Energy stocks were volatile as the price of oil fell sharply this past summer, but still finished the 12-month period with an exceptional 20.3 percent gain.

Good news overpowered investor anxiety

There was much fear and anxiety in global stock and bond markets in early summer as gasoline prices spiked. Doubts persisted about the strength of U.S. corporate earnings and the Federal Reserve Board's new chairman's policy intentions. However, by early autumn, negative investor sentiment dissipated and energy prices receded. Investors benefited from a significant amount of good news, including:

- the Federal Reserve stopped raising short-term interest rates
- oil prices dropped more than $20 a barrel from its high
- corporate profits growth remained strong
- global merger and acquisition activity became brisk and
- geopolitical issues lessened somewhat.

Over the longer term, we think the cost of energy is on an upward path. We feel there's just too much long-term global demand relative to known reserves, especially in rapidly growing countries such as China and India. Also, our appetite for hydrocarbons in the U.S. remains voracious. Global weather patterns were calmer in 2006, but we feel there are still long-term risks to oil and gas supplies from the wrath of both nature and political extremism.

Beginning with this report period, we have added a new Economic Snapshot chart that highlights some selected U.S. economic indicators. As you can see, there's much to be thankful for, as well as a strong case for optimism about the future. Compared to a year earlier, a smaller percentage of people in the U.S. are unemployed. Inflation is lower. The cost of financing a home is slightly lower and overall economic growth is healthy. Despite much volatility, a barrel of oil finished 2006 at almost exactly the same price as a year earlier.

Economic Snapshot

	12/31/06	12/31/05
U.S. unemployment rate	4.50%	4.90%
Inflation (U.S. Consumer Price Index)	2.50%	3.40%
U.S. GDP	3.50%	3.10%
30-year fixed mortgage rate	6.16%	6.22%
Oil price per barrel	$61.05	$61.04

Sources: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

We believe the potential for continued global economic growth is just as good. Since 2002, profits for companies in the S&P 500 are up significantly more than are S&P 500 share prices. Stock valuations generally appear reasonable in our opinion, especially given low current U.S. interest rate levels. We see a solid path ahead for diversified investors in 2007.

As always, we believe that maintaining a well-rounded portfolio remains an important component of securing your loved ones' educational future.

Decades of expertise, a renewed commitment

In 2007, we mark our organization's 70th anniversary. This past quarter also marked the 5th anniversary of the InvestEd portfolios. We are pleased that the State of Arizona this past autumn recognized the added value of our services and resources, and renewed our commitment as InvestEd's investment manager. We remain focused on helping you achieve your long-term educational financing goals. As investment managers, our philosophy emphasizes participation in positive markets as well as an effort to manage against risk. In an effort to accomplish this, we have a research culture focused on fundamental excellence.

Thank you for your continued confidence in us as long-term stewards of your resources for your loved ones' educational future.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed InvestEd Portfolios, Inc., and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Managers' Discussion of Waddell & Reed InvestEd Portfolios, Inc.

December 31, 2006

 

On the pages that follow, Michael L. Avery and Daniel J. Vrabac, portfolio managers of the Waddell & Reed InvestEd Portfolios, Inc., discuss positioning, performance and results for the fiscal year ended Dec. 31, 2006. They each have 28 years of industry experience and have managed the Portfolios since their inception.

Because each Portfolio invests in a variety of mutual funds that invest in multiple asset classes, we compare each Portfolio's results to three benchmark indexes, as shown on page 6. The S&P 500 Index represents large and medium size U.S. stocks. The Citigroup Broad Investment Grade Index represents bonds with ratings of BBB or higher. The Citigroup Short-Term Index for One-month Certificates of Deposit represents cash.

Investment Styles of Underlying Funds

Fixed-Income Funds		Equity Funds	
①	WRA Government Securities Fund	①	WRA Core Investment Fund
②	WRA Cash Management	②	WRA Dividend Income Fund
③	WRA Bond Fund	③	WRA International Growth Fund
④	WRA Global Bond Fund	④	WRA New Concepts Fund
⑤	WRA High Income Fund	⑤	WRA Small Cap Fund
⑥	WRA Limited-Term Bond Fund	⑥	WRA Value Fund
		⑦	WRA Vanguard Fund

MATURITY

CREDIT QUALITY

	Short	Intermediate	Long	
High	② ⑥		① ③	
Medium	④			
Low	⑤			

INVESTMENT STYLE

MARKET CAP

	Value	Blend	Growth	
Large	⑥	②	① ③ ⑦	
Medium			④	
Small			⑤	

This diagram shows the fixed-income investment style of each of the underlying fixed-income funds that comprise the InvestEd Portfolios by displaying the average credit quality of the bonds owned in each underlying Fund as well as each underlying Fund's interest rate sensitivity, as measured by average maturity. The diagram reflects the past three years of quarterly data. Source: Morningstar

This diagram shows the equity investment style and the size of companies, as measured by market capitalization, within each of the underlying equity Funds that comprise the InvestEd Portfolios. The diagram reflects quarterly data for the past three years. Source: Morningstar

Performance Summary as of Dec. 31, 2006	One Year Total Returns
W&R InvestEd Growth Portfolio	
Including Sales Charge	5.87%
Without Sales Charge	12.33%
W&R InvestEd Balanced Portfolio	
Including Sales Charge	4.69%
Without Sales Charge	11.08%
W&R InvestEd Conservative Portfolio	
Including Sales Charge	1.61%
Without Sales Charge	6.12%
Benchmark Performance	
S&P 500 Index	15.80%
Citigroup Broad Investment Grade Index	4.34%
Citigroup Short-Term Index for 1 Month Certificates of Deposit	5.15%

Past performance is not necessarily indicative of future performance. For additional performance information for each Portfolio, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Portfolio found on pages 8 through 10 of this report.

Portfolio Modifications

Each Portfolio is designed to perform according to a principal strategy growth for long-term investing timelines (typically at least nine years); balanced for intermediate time frames, or conservative, designed for someone who is reaching college age or otherwise preparing to tap assets for educational use. Within this context, we make periodic tactical asset allocation decisions that affect the mix of funds within each Portfolio.

During the past year, modifications to all three Portfolios were generally minor. A notable exception was substantial shifts in the fixed-income positions in the Conservative and Balanced Portfolios. We increased the Conservative Portfolio's money market fund position from less than 20 percent a year ago to 48 percent as of Dec. 31, 2006. At the same time, the Portfolio's position in Waddell & Reed Advisors Limited-Term Bond Fund was reduced from just under 50 percent to less than 10 percent over the same period. Within

the Balanced Portfolio, we eliminated our Waddell & Reed Advisors Limited-Term Bond Fund position completely and raised the money market fund position several percentage points. (See pages 13, 20 and 27 for Portfolio pie charts that show individual fund positions as of Dec. 31, 2006.) The fixed-income component of the Growth Portfolio – approximately one-fifth of assets – did not materially change during the fiscal period.

Changes to the Conservative and Balanced Portfolios reflected our concern with both rising interest rates and inflation. Although the Federal Reserve paused from further interest rate increases this past summer, and energy prices fell sharply this past autumn, we believe the threat of inflation remains, especially the potential for a resumption of higher energy prices.

A review of stock and bond markets

Within the bond world, the U.S. Treasury market was busy discounting lower growth ahead, as the 10-year yield has dropped from its peak of 5.25 percent in June 2006 to about 4.50 percent at year's end. However, credit spreads (the extra yield an investor gets for taking on more risk) have continued to decline – implying investors in the riskier bond markets beyond U.S. Treasuries are not at all concerned about a U.S. or global economic slowdown. We think "priced for perfection" is an apt description of current bond markets beyond U.S. Treasuries.

Equity markets seemed to follow a similar path, with investors minimizing what we are now seeing as potential signs of trouble on the horizon. Overall, 2006 was a volatile, but very profitable year for global stock markets. Although there was much fear and anxiety this past spring, negative sentiment dissipated as U.S. investors benefited from a triple dose of good news since June:

- the Federal Reserve stopped raising interest rates
- oil prices dropped more than $20 a barrel from its high and
- global merger and acquisition (M&A) activity became brisk.

Our outlook

Our own view is less optimistic than the consensus on the U.S. economy for 2007. GDP growth momentum has slowed significantly since the first quarter of 2006. Furthermore, we believe that potential U.S. growth has slowed meaningfully. The list of reasons includes, but is not limited to:

• lower investment spending over the past several years resulting in lower productivity growth;
• changes in the U.S. work force;
• a huge and expanding debt burden for the U.S. government and consumers; and
• a potential renewal of higher energy prices.

Global rebalancing means that we expect better economic growth in the emerging economies of the world versus the developed economies. We think this growth will be driven by the following factors – high savings rates, rapid increases in per capita income, and ownership of a significant amount of the world's natural resources. We believe that the next big step in the rebalancing involves stronger domestic growth in the emerging economies, which we think will be fueled by higher domestic investment (supported by those high savings levels) and higher consumption (supported by the gains in per capita income).

As with any mutual fund, the value of each Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolios' prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———————	Waddell & Reed InvestEd Growth Portfolio[1]	$ 14,536
— — —	S&P 500 Index	$ 14,951
— — —	Citigroup Broad Investment Grade Index	$ 12,828
- - - - - - -	Citigroup Short-Term Index for 1 Month Certificates of Deposit	$ 11,416



(1) The value of the investment in the Portfolio is impacted by the sales load at the time of the investment and by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

1-year period ended 12-31-06	5.87%
5-year period ended 12-31-06	6.00%
10-year period ended 12-31-06	—
Since inception[3] through 12-31-06	7.38%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Portfolio's most recent month-end performance. Shares carry a maximum front-end sales load of 5.75%.**

(3) 10-1-01 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Comparison of Change in Value of $10,000 Investment

————	Waddell & Reed InvestEd Balanced Portfolio[1].................	$ 13,551
— — —	S&P 500 Index	$ 14,951
— — —	Citigroup Broad Investment Grade Index	$ 12,828
- - - - -	Citigroup Short-Term Index for 1 Month Certificates of Deposit	$ 11,416



(1)The value of the investment in the Portfolio is impacted by the sales load at the time of the investment and by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

1-year period ended 12-31-06	4.69%
5-year period ended 12-31-06	5.03%
10-year period ended 12-31-06	—
Since inception[3] through 12-31-06...........................	5.96%

(2)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Portfolio's most recent month-end performance. Shares carry a maximum front-end sales load of 5.75%.**

(3)10-1-01 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Comparison of Change in Value of $10,000 Investment

———	Waddell & Reed InvestEd Conservative Portfolio[1]	$ 11,271
— — —	S&P 500 Index	$ 14,951
— – — –	Citigroup Broad Investment Grade Index	$ 12,828
- - - - - -	Citigroup Short-Term Index for 1 Month Certificates of Deposit	$ 11,416



(1) The value of the investment in the Portfolio is impacted by the sales load at the time of the investment and by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

1-year period ended 12-31-06	1.61%
5-year period ended 12-31-06	2.28%
10-year period ended 12-31-06	—
Since inception[3] through 12-31-06	2.61%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Portfolio's most recent month-end performance. Shares carry a maximum front-end sales load of 4.25%.**

(3) 10-1-01 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Portfolio distributions or on the redemption of Portfolio shares.

Illustration of Portfolio Expenses

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Waddell & Reed Advisors Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2006.

Actual Expenses

The first line in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. As of the close of the six months covered by the tables, a customer is charged an initial fee of $10 for each new account. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line of the following tables provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Growth Portfolio Expenses

For the Six Months Ended December 31, 2006	Beginning Account Value 6-30-06	Ending Account Value 12-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,074.20	0.25%	$1.35
Based on 5% Return[2]	$1,000	$1,023.95	0.25%	$1.32

Balanced Portfolio Expenses

For the Six Months Ended December 31, 2006	Beginning Account Value 6-30-06	Ending Account Value 12-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,070.50	0.25%	$1.35
Based on 5% Return[2]	$1,000	$1,023.95	0.25%	$1.32

Conservative Portfolio Expenses

For the Six Months Ended December 31, 2006	Beginning Account Value 6-30-06	Ending Account Value 12-31-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,041.30	0.25%	$1.33
Based on 5% Return[2]	$1,000	$1,023.95	0.25%	$1.32

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2006, and divided by 365.

[1] This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

[2] This section uses a hypothetical 5% annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF GROWTH PORTFOLIO

Portfolio Highlights

As a shareholder of Growth Portfolio, for every $100 you had invested on December 31, 2006, your Portfolio owned:



Waddell & Reed Advisors Core Investment Fund, Class Y	$17.40
Waddell & Reed Advisors International Growth Fund, Inc., Class Y .	$15.85
Waddell & Reed Advisors Value Fund, Class Y.	$15.64
Waddell & Reed Advisors Global Bond Fund, Inc., Class Y	$ 9.72
Waddell & Reed Advisors New Concepts Fund, Inc., Class Y	$ 9.47
Waddell & Reed Advisors Vanguard Fund, Inc., Class Y	$ 9.31
Waddell & Reed Advisors Small Cap Fund, Inc., Class Y	$ 7.49
Waddell & Reed Advisors Dividend Income Fund, Class Y.	$ 5.10
Waddell & Reed Advisors High Income Fund, Inc., Class Y	$ 4.98
Waddell & Reed Advisors Limited-Term Bond Fund, Class Y	$ 4.83
Cash and Cash Equivalents.	$ 0.21

The Investments of Growth Portfolio

December 31, 2006

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Core Investment Fund, Class Y	3,673,498	$ 22,592,011
Waddell & Reed Advisors Dividend Income Fund, Class Y	429,995	6,621,919
Waddell & Reed Advisors Global Bond Fund, Inc., Class Y	3,438,136	12,617,959
Waddell & Reed Advisors High Income Fund, Inc., Class Y	875,913	6,464,238
Waddell & Reed Advisors International Growth Fund, Inc., Class Y	2,198,580	20,578,706
Waddell & Reed Advisors Limited-Term Bond Fund, Class Y	630,254	6,277,335
Waddell & Reed Advisors New Concepts Fund, Inc., Class Y*	1,072,838	12,305,450
Waddell & Reed Advisors Small Cap Fund, Inc., Class Y*	685,274	9,724,046
Waddell & Reed Advisors Value Fund, Class Y	1,500,462	20,316,261
Waddell & Reed Advisors Vanguard Fund, Inc., Class Y*	1,327,253	12,091,274
TOTAL AFFILIATED MUTUAL FUNDS – 99.79%		**$ 129,589,199**
(Cost: $109,725,812)		

SHORT-TERM SECURITY – 0.36%	Principal Amount in Thousands	
Repurchase Agreement		
J.P. Morgan Securities, Inc., 4.7% Repurchase Agreement dated 12–29–06 to be repurchased at $466,304 on 1–3–07 (A)	$466	$ 466,000
(Cost: $466,000)		
TOTAL INVESTMENT SECURITIES – 100.15%		**$ 130,055,199**
(Cost: $110,191,812)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.15%)		**(189,614)**
NET ASSETS – 100.00%		**$ 129,865,585**

See Notes to Schedule of Investments on page 15.

The Investments of Growth Portfolio

December 31, 2006

Notes to Schedule of Investments

   *No dividends were paid during the preceding 12 months.

(A) Collateralized by $374,000 United States Treasury Bond, 7.125% due 2–15–23; market value and accrued interest aggregate $475,892.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GROWTH PORTFOLIO
December 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):

Investments in affiliated mutual funds (cost – $109,726)	$129,589
Repurchase Agreement (cost – $466)	466
	130,055
Cash	5

Receivables:

Portfolio shares sold	382
Dividends and interest.	22
Prepaid and other assets	10
Total assets	130,474

LIABILITIES

Payable for investment securities purchased	322
Payable to Portfolio shareholders	283
Accrued service fee (Note 2)	3
Total liabilities.	608
Total net assets	$129,866

NET ASSETS

$0.001 par value capital stock:

Capital stock	$ 9
Additional paid-in capital	103,133

Accumulated undistributed income (loss):

Accumulated undistributed net investment loss	(263)
Accumulated undistributed net realized gain on investment transactions	7,124
Net unrealized appreciation in value of investments.	19,863
Net assets applicable to outstanding units of capital.	$129,866
Net asset value per share (net assets divided by shares outstanding).	$ 13.92
Capital shares outstanding	9,327
Capital shares authorized	500,000

See Notes to Financial Statements.

Statement of Operations

GROWTH PORTFOLIO
For the Fiscal Year Ended December 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Notes 1B and 6):	
Dividends from affiliated mutual funds	$ 1,785
Interest and amortization.	21
Total income	1,806
Expenses (Notes 2 and 5):	
Service fee:	
Class A	283
Class B	6
Class C	2
Distribution fee:	
Class B	1
Class C	—*
Total expenses	292
Net investment income	1,514

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments in affiliated mutual funds	2,135
Capital gains distributions from affiliated mutual funds	6,716
Realized net gain on investments	8,851
Unrealized appreciation in value of affiliated mutual funds.	3,266
Net gain on investments.	12,117
Net increase in net assets resulting from operations	$13,631

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

GROWTH PORTFOLIO
(In Thousands)

	For the fiscal year ended December 31,	
	2006	**2005**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,514	$ 617
Realized net gain on investments	8,851	2,996
Unrealized appreciation.	3,266	4,507
Net increase in net assets resulting from operations.	13,631	8,120
Distributions to shareholders from (Notes 1C and 5):[1]		
Net investment income:		
Class A	(1,780)	(631)
Class B	(—)	(—)
Class C.	(—)	(—)
Realized gains on investment transactions:		
Class A	(3,503)	(818)
Class B	(—)	(126)
Class C.	(—)	(50)
	(5,283)	(1,625)
Capital share transactions (Note 5)	17,888	12,026
Total increase	26,236	18,521
NET ASSETS		
Beginning of period.	103,630	85,109
End of period.	$129,866	$103,630
Undistributed net investment income (loss)	$ (263)	$ 3

(1)See "Financial Highlights" on page 19.

See Notes to Financial Statements.

Financial Highlights

GROWTH PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$12.92	$12.06	$11.14	$ 9.17	$10.84
Income (loss) from investment operations:					
Net investment income	0.17	0.10	0.08	0.08	0.01
Net realized and unrealized gain (loss) on investments.	1.42	0.99	1.03	2.01	(1.54)
Total from investment operations . . .	1.59	1.09	1.11	2.09	(1.53)
Less distributions from:					
Net investment income	(0.20)	(0.10)	(0.08)	(0.08)	(0.09)
Capital gains	(0.39)	(0.13)	(0.11)	(0.04)	(0.05)
Total distributions	(0.59)	(0.23)	(0.19)	(0.12)	(0.14)
Net asset value, end of period	$13.92	$12.92	$12.06	$11.14	$ 9.17
Total return[1]	12.33%	8.99%	9.99%	22.53%	−13.94%
Net assets, end of period (in millions)	$130	$86	$69	$50	$29
Ratio of expenses to average net assets including expense waiver	0.25%	0.74%	0.82%	1.19%	1.46%
Ratio of net investment income to average net assets including expense waiver	1.30%	0.81%	0.77%	0.90%	0.69%
Ratio of expenses to average net assets excluding expense waiver.	0.25%[2]	1.00%	1.03%	1.19%[2]	1.48%
Ratio of net investment income to average net assets excluding expense waiver.	1.30%[2]	0.55%	0.56%	0.90%[2]	0.67%
Portfolio turnover rate	5%	5%	11%	19%	28%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF BALANCED PORTFOLIO

Portfolio Highlights

As a shareholder of Balanced Portfolio, for every $100 you had invested on December 31, 2006 your Portfolio owned:



Waddell & Reed Advisors Bond Fund, Class Y	$18.95
Waddell & Reed Advisors International Growth Fund, Inc., Class Y	$15.32
Waddell & Reed Advisors Core Investment Fund, Class Y	$15.20
Waddell & Reed Advisors Cash Management, Inc., Class A	$13.95
Waddell & Reed Advisors Value Fund, Class Y	$12.64
Waddell & Reed Advisors New Concepts Fund, Inc., Class Y	$ 7.18
Waddell & Reed Advisors Vanguard Fund, Inc., Class Y	$ 6.78
Waddell & Reed Advisors Dividend Income Fund, Class Y	$ 4.99
Waddell & Reed Advisors Global Bond Fund, Inc., Class Y	$ 4.69
Cash and Cash Equivalents	$ 0.30

The Investments of Balanced Portfolio

December 31, 2006

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Bond Fund,		
Class Y	2,685,450	$16,408,096
Waddell & Reed Advisors Cash Management, Inc.,		
Class A	12,073,651	12,073,651
Waddell & Reed Advisors Core Investment Fund,		
Class Y	2,140,088	13,161,543
Waddell & Reed Advisors Dividend Income Fund,		
Class Y	280,776	4,323,944
Waddell & Reed Advisors Global Bond Fund, Inc.,		
Class Y	1,106,537	4,060,991
Waddell & Reed Advisors International Growth Fund, Inc.,		
Class Y	1,416,649	13,259,836
Waddell & Reed Advisors New Concepts Fund, Inc.,		
Class Y*	541,692	6,213,205
Waddell & Reed Advisors Value Fund,		
Class Y	808,398	10,945,712
Waddell & Reed Advisors Vanguard Fund, Inc.,		
Class Y*	644,728	5,873,476
TOTAL AFFILIATED MUTUAL FUNDS – 99.70%		**$86,320,454**
(Cost: $74,997,159)		

SHORT-TERM SECURITY – 0.41%	Principal Amount in Thousands	
Repurchase Agreement		
J.P. Morgan Securities, Inc., 4.7%		
Repurchase Agreement dated 12–29–06 to be		
repurchased at $356,232 on 1–3–07 (A)	$356	**$ 356,000**
(Cost: $356,000)		
TOTAL INVESTMENT SECURITIES – 100.11%		**$86,676,454**
(Cost: $75,353,159)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.11%)		**(91,640)**
NET ASSETS – 100.00%		**$86,584,814**

See Notes to Schedule of Investments on page 22.

The Investments of Balanced Portfolio

December 31, 2006

Notes to Schedule of Investments

   *No dividends were paid during the preceding 12 months.

(A) Collateralized by $286,000 United States Treasury Bond, 7.125% due 2–15–23; market value and accrued interest aggregate $363,917.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

BALANCED PORTFOLIO
December 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):

Investments in affiliated mutual funds (cost – $74,997)	$86,320
Repurchase Agreement (cost – $356)	356
	86,676
Cash	5
Receivables:	
Portfolio shares sold	146
Dividends and interest.	54
Total assets	86,881

LIABILITIES

Payable for investment securities purchased	154
Payable to Portfolio shareholders	131
Accrued service fee (Note 2)	2
Other	9
Total liabilities.	296
Total net assets	$86,585

NET ASSETS

$0.001 par value capital stock:

Capital stock	$ 7
Additional paid-in capital	72,195
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(54)
Accumulated undistributed net realized gain on	
investment transactions	3,114
Net unrealized appreciation in value of investments.	11,323
Net assets applicable to outstanding units of capital.	$86,585

Net asset value per share (net assets divided by shares outstanding).	$ 12.71
Capital shares outstanding	6,814
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

BALANCED PORTFOLIO
For the Fiscal Year Ended December 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Notes 1B and 6):

Dividends from affiliated mutual funds	$1,771
Interest and amortization.	14
Total income	1,785

Expenses (Notes 2 and 5):

Service fee:

Class A	192
Class B	4
Class C	4

Distribution fee:

Class B	—*
Class C	—*
Total expenses	200
Net investment income	1,585

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments in affiliated mutual funds	1,160
Capital gains distributions from affiliated mutual funds	3,039
Realized net gain on investments	4,199
Unrealized appreciation in value of affiliated mutual funds.	2,619
Net gain on investments.	6,818
Net increase in net assets resulting from operations	$8,403

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

BALANCED PORTFOLIO
(In Thousands)

	For the fiscal year ended December 31,	
	2006	2005
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,585	$ 778
Realized net gain on investments	4,199	1,567
Unrealized appreciation.	2,619	2,271
Net increase in net assets resulting from operations.	8,403	4,616
Distributions to shareholders from (Notes 1C and 5):[1]		
Net investment income:		
Class A	(1,644)	(712)
Class B	(—)	(36)
Class C	(—)	(38)
Realized gains on investment transactions:		
Class A	(2,024)	(573)
Class B	(—)	(80)
Class C	(—)	(78)
	(3,668)	(1,517)
Capital share transactions (Note 5)	7,889	6,583
Total increase	12,624	9,682
NET ASSETS		
Beginning of period.	73,961	64,279
End of period.	$86,585	$73,961
Undistributed net investment income (loss)	$ (54)	$ 5

(1)See "Financial Highlights" on page 26.

See Notes to Financial Statements.

Financial Highlights

BALANCED PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$11.95	$11.42	$10.85	$ 9.47	$10.57
Income (loss) from investment operations:					
Net investment income	0.24	0.15	0.12	0.12	0.06
Net realized and unrealized gain (loss) on investments	1.08	0.65	0.70	1.41	(0.97)
Total from investment operations	1.32	0.80	0.82	1.53	(0.91)
Less distributions from:					
Net investment income	(0.25)	(0.15)	(0.12)	(0.12)	(0.14)
Capital gains	(0.31)	(0.12)	(0.13)	(0.03)	(0.05)
Total distributions	(0.56)	(0.27)	(0.25)	(0.15)	(0.19)
Net asset value, end of period	$12.71	$11.95	$11.42	$10.85	$ 9.47
Total return[1]	11.08%	7.00%	7.55%	15.90%	−8.45%
Net assets, end of period (in millions)	$87	$58	$49	$38	$25
Ratio of expenses to average net assets including expense waiver	0.25%	0.71%	0.78%	1.09%	1.35%
Ratio of net investment income to average net assets including expense waiver	1.99%	1.32%	1.13%	1.32%	1.30%
Ratio of expenses to average net assets excluding expense waiver	0.25%[2]	0.98%	0.99%	1.09%[2]	1.37%
Ratio of net investment income to average net assets excluding expense waiver	1.99%[2]	1.05%	0.92%	1.32%[2]	1.28%
Portfolio turnover rate	11%	5%	12%	18%	29%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF CONSERVATIVE PORTFOLIO

Portfolio Highlights

As a shareholder of Conservative Portfolio, for every $100 you had invested on December 31, 2006, your Portfolio owned:



Waddell & Reed Advisors Cash Management, Inc., Class A	$48.62
Waddell & Reed Advisors Government Securities Fund, Class Y. . .	$19.82
Waddell & Reed Advisors Core Investment Fund, Class Y	$10.60
Waddell & Reed Advisors Limited-Term Bond Fund, Class Y	$ 9.86
Waddell & Reed Advisors Value Fund, Class Y.	$ 5.51
Waddell & Reed Advisors Dividend Income Fund, Class Y.	$ 5.23
Cash and Cash Equivalents.	$ 0.36

The Investments of Conservative Portfolio

December 31, 2006

AFFILIATED MUTUAL FUNDS	Shares	Value
Waddell & Reed Advisors Cash Management, Inc.,		
Class A	15,228,957	$ 15,228,957
Waddell & Reed Advisors Core Investment Fund,		
Class Y	539,731	3,319,346
Waddell & Reed Advisors Dividend Income Fund,		
Class Y	106,327	1,637,435
Waddell & Reed Advisors Government Securities Fund,		
Class Y	1,145,681	6,209,591
Waddell & Reed Advisors Limited-Term Bond Fund,		
Class Y	310,045	3,088,045
Waddell & Reed Advisors Value Fund,		
Class Y	127,391	1,724,876
TOTAL AFFILIATED MUTUAL FUNDS – 99.64%		**$ 31,208,250**
(Cost: $30,764,774)		

SHORT-TERM SECURITY – 1.58%	Principal Amount in Thousands	
Repurchase Agreement		
J.P. Morgan Securities, Inc., 4.7%		
Repurchase Agreement dated 12–29–06 to be		
repurchased at $493,322 on 1–3–07 (A)	$493	$ 493,000
(Cost: $493,000)		
TOTAL INVESTMENT SECURITIES – 101.22%		**$ 31,701,250**
(Cost: $31,257,774)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.22%)		**(381,007)**
NET ASSETS – 100.00%		**$ 31,320,243**

Notes to Schedule of Investments

(A) Collateralized by $396,000 United States Treasury Bond, 7.125% due 2–15–23; market value and accrued interest aggregate $503,885.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

CONSERVATIVE PORTFOLIO
December 31, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):

Investments in affiliated mutual funds (cost – $30,765)	$31,208
Repurchase Agreement (cost – $493)	493
	31,701
Cash	4

Receivables:

Dividends and interest.	107
Portfolio shares sold	10
Total assets	31,822

LIABILITIES

Payable to Portfolio shareholders.	393
Payable for investment securities purchased	107
Accrued service fee (Note 2)	1
Other	1
Total liabilities.	502
Total net assets	$31,320

NET ASSETS

$0.001 par value capital stock:

Capital stock	$ 3
Additional paid-in capital	30,229

Accumulated undistributed income (loss):

Accumulated undistributed net investment loss	(39)
Accumulated undistributed net realized gain on investment transactions	684
Net unrealized appreciation in value of investments.	443
Net assets applicable to outstanding units of capital.	$31,320

Net asset value per share (net assets divided by shares outstanding).	$ 10.66
Capital shares outstanding	2,937
Capital shares authorized	200,000

See Notes to Financial Statements.

Statement of Operations

CONSERVATIVE PORTFOLIO
For the Fiscal Year Ended December 31, 2006
(In Thousands)

INVESTMENT INCOME

Income (Notes 1B and 6):	
Dividends from affiliated mutual funds	$ 961
Interest and amortization	14
Total income	975
Expenses (Notes 2 and 5):	
Service fee:	
Class A	67
Class B	1
Class C	2
Distribution fee:	
Class B	—*
Class C	—*
Total expenses	70
Net investment income	905

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments in affiliated mutual funds	205
Capital gains distributions from affiliated mutual funds	637
Realized net gain on investments	842
Unrealized depreciation in value of affiliated mutual funds	(37)
Net gain on investments	805
Net increase in net assets resulting from operations	$1,710

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

CONSERVATIVE PORTFOLIO
(In Thousands)

	For the fiscal year ended December 31,	
	2006	**2005**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 905	$ 370
Realized net gain on investments	842	295
Unrealized depreciation.	(37)	(145)
Net increase in net assets resulting from operations.	1,710	520
Distributions to shareholders from (Note 1C):[1]		
Net investment income:		
Class A	(950)	(304)
Class B	(—)	(10)
Class C	(—)	(49)
Realized gains on investment transactions:		
Class A	(247)	(138)
Class B	(—)	(9)
Class C	(—)	(43)
	(1,197)	(553)
Capital share transactions (Note 5)	5,388	3,093
Total increase	5,901	3,060
NET ASSETS		
Beginning of period.	25,419	22,359
End of period.	$31,320	$25,419
Undistributed net investment income (loss)	$ (39)	$ 6

(1)See "Financial Highlights" on page 32.

See Notes to Financial Statements.

Financial Highlights

CONSERVATIVE PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$10.44	$10.43	$10.35	$10.06	$10.18
Income (loss) from investment operations:					
Net investment income (loss)	0.32	0.17	0.12	0.08	(0.01)
Net realized and unrealized gain on investments.	0.32	0.09	0.18	0.34	0.04
Total from investment operations	0.64	0.26	0.30	0.42	0.03
Less distributions from:					
Net investment income	(0.33)	(0.17)	(0.13)	(0.08)	(0.14)
Capital gains	(0.09)	(0.08)	(0.09)	(0.05)	(0.01)
Total distributions	(0.42)	(0.25)	(0.22)	(0.13)	(0.15)
Net asset value, end of period.	$10.66	$10.44	$10.43	$10.35	$10.06
Total return[1]	6.12%	2.53%	2.91%	4.07%	0.35%
Net assets, end of period (in millions)	$31	$18	$14	$12	$8
Ratio of expenses to average net assets including expense waiver	0.25%	0.85%	0.85%	1.13%	1.91%
Ratio of net investment income to average net assets including expense waiver	3.21%	1.83%	1.27%	0.90%	0.87%
Ratio of expenses to average net assets excluding expense waiver	0.25%[2]	1.12%	1.07%	1.18%	1.96%
Ratio of net investment income to average net assets excluding expense waiver	3.21%[2]	1.56%	1.05%	0.85%	0.82%
Portfolio turnover rate	56%	22%	19%	14%	81%

(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

December 31, 2006

NOTE 1 – Significant Accounting Policies

The Waddell & Reed InvestEd Plan (InvestEd Plan) was established under the Arizona Family College Savings Program (the Program). Waddell & Reed InvestEd Portfolios, Inc. (InvestEd Portfolios) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund (the Trust). An investment in the Program constitutes a purchase of an interest in the Trust, a municipal fund security. The Trust invests in the InvestEd Portfolios. InvestEd Portfolios issues three series of capital shares; each series represents ownership of a separate mutual fund (a Portfolio). The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, Family College Savings Program Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. (W&R), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

The following is a summary of significant accounting policies consistently followed by InvestEd Portfolios in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

- **A. Security valuation** – Investments in funds within the Waddell & Reed Advisors Funds family are valued at their net asset value as reported by the underlying funds. Short-term debt securities are valued at amortized cost, which approximates market value.

- **B. Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

- **C. Dividends and distributions** – Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. All distributions are automatically paid in additional shares of the distributing Portfolio.

D. Recently issued accounting standards – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Portfolios will adopt FIN 48 during 2007 and its potential impact on the Portfolio's financial statements, if any, is currently being assessed by management. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Portfolios will adopt SFAS No. 157 during 2008 and its potential impact, if any, on the Portfolio's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Like all mutual funds, the Portfolios pay fees related to their daily operations. Expenses paid out of each Portfolio's assets are reflected in its share price or dividends; they are neither billed directly to shareholders nor deducted from shareholder accounts. Effective January 1, 2006, all fees which would have been paid by each Portfolio have been eliminated, with the exception of the distribution and service fee.

Under its Management Agreement, for Waddell & Reed Investment Management Company's (WRIMCO) management services, until May 1, 2004, the management fee for each of the Portfolios was payable at the annual rate of 0.05% of the net assets of each Portfolio. Pursuant to a letter agreement dated April 29, 2004, WRIMCO contractually waived the management fee for the period from May 1, 2004 through April 30, 2005. Pursuant to a new agreement between WRIMCO and the Portfolios, beginning May 1, 2005, WRIMCO contractually eliminated the management fee.

Under its Management Agreement, for WRIMCO's management services, each of the underlying funds pays WRIMCO a fee as described in that fund's prospectus. The management fee rates for each of the underlying funds are as follows:

for Waddell & Reed Advisors Bond Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2006, were 0.52%

for Waddell & Reed Advisors Cash Management, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2006, were 0.40%

for Waddell & Reed Advisors Core Investment Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2006, were 0.62%

for Waddell & Reed Advisors Dividend Income Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2006, were 0.70%

for Waddell & Reed Advisors Global Bond Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2006, were 0.63%

for Waddell & Reed Advisors Government Securities Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2006, were 0.50%

for Waddell & Reed Advisors High Income Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year September 30, 2006, were 0.61%

for Waddell & Reed Advisors International Growth Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2006, were 0.85%

for Waddell & Reed Advisors Limited-Term Bond Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended September 30, 2006, were 0.46%

for Waddell & Reed Advisors New Concepts Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2006, were 0.84%

for Waddell & Reed Advisors Small Cap Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2006, were 0.85%

for Waddell & Reed Advisors Value Fund, management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2006, were 0.70%

for Waddell & Reed Advisors Vanguard Fund, Inc., management fees for the fund as a percent of the fund's net assets for the fiscal year ended June 30, 2006, were 0.68%

Each Portfolio has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the InvestEd Portfolios and pricing daily the value of shares of each Portfolio. Prior to January 1, 2006, for these services, each Portfolio paid WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

Prior to January 1, 2006, in addition, for each class of shares in excess of one, each Portfolio paid WRSCO a monthly per- class fee equal to 2.5% of the monthly accounting services base fee.

Each Portfolio, prior to January 1, 2006, paid and each underlying fund pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

Each underlying fund also pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the table above. Plus, for each class of shares in excess of one, each underlying fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly base fee.

Prior to January 1, 2006, under the Administrative and Shareholder Servicing Agreement, with respect to Class A, Class B and Class C shares, each Portfolio paid WRSCO a fee at the rate of 0.40% of net assets annually. The fee was paid daily on a pro rata basis. Each Portfolio also reimbursed W&R and WRSCO for certain out-of-pocket costs.

Under the Shareholder Servicing Agreement for each of the underlying funds other than Waddell & Reed Advisors Cash Management, Inc., each fund pays WRSCO a monthly fee equal to 0.15 of 1% of the average daily net assets of Class Y for the preceding month. Waddell & Reed Advisors Cash Management, Inc., one of the underlying funds, pays WRSCO a monthly fee of $1.75 for each shareholder account which was in existence at any time during the prior month.

As principal underwriter for each Portfolio's shares, W&R receives gross sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended December 31, 2006, W&R received the following amounts in gross sales commissions and CDSC.

| | Gross Sales Commissions | CDSC | | |
		Class A	Class B	Class C
Growth Portfolio	$1,022,733	$ —	$1,215	$ 51
Balanced Portfolio	436,155	—	354	130
Conservative Portfolio	79,472	—	160	47

With respect to each Portfolio's shares, W&R pays sales commissions and all expenses in connection with the sale of the InvestEd Plan's shares, except for registration fees and related expenses. During the fiscal year ended December 31, 2006, W&R paid the following amounts: Growth Portfolio – $586,224; Balanced Portfolio – $244,816; and Conservative Portfolio – $43,966.

Under a Distribution and Service Plan for each Portfolio's shares adopted by the InvestEd Portfolios pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts.

Prior to March 10, 2006, under the Distribution and Service Plan adopted by the InvestEd Portfolios for Class B and Class C shares, respectively, each Portfolio may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

Prior to January 1, 2006, the InvestEd Portfolios paid Directors' regular compensation, which was included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the fiscal year ended December 31, 2006 are summarized as follows:

	Growth Portfolio	Balanced Portfolio	Conservative Portfolio
Purchases of affiliated mutual funds	$ 27,514,050	$17,338,781	$21,380,140
Purchases of short-term securities.	120,842,972	78,814,000	78,385,913
Proceeds from sales of affiliated mutual funds.	6,263,149	8,511,564	15,778,393
Proceeds from maturities and sales of short-term securities.	121,026,973	78,816,000	78,114,913

For Federal income tax purposes, cost of investments owned at December 31, 2006 and the related appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation
Growth Portfolio	$110,264,585	$19,818,470	$ 27,856	$19,790,614
Balanced Portfolio . . .	75,388,292	11,896,059	607,897	11,288,162
Conservative Portfolio	31,257,774	627,191	183,715	443,476

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the fiscal year ended December 31, 2006 and the related capital loss carryover and post-October activity were as follows:

	Growth Portfolio	Balanced Portfolio	Conservative Portfolio
Net ordinary income.	$1,802,521	$1,654,766	$952,938
Distributed ordinary income	1,780,011	1,643,959	949,966
Undistributed ordinary income	28,510	17,423	10,003
Realized long-term capital gains	8,553,854	4,129,218	793,511
Distributed long-term capital gains . .	3,502,825	2,023,554	246,703
Undistributed long-term capital gains	6,908,534	3,079,933	635,897
Capital loss carryover.	—	—	—
Post-October losses deferred	—	—	—

Internal Revenue Code regulations permit each Portfolio to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 5 – Multiclass Operations

Prior to January 1, 2006, each Portfolio offered three classes of shares, Class A, Class B and Class C, each of which had equal rights as to assets and voting privileges.

Income, non-class specific expenses, and realized and unrealized gains and losses were allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Class B shares and Class C shares of each Portfolio were combined with Class A shares of the same Portfolio effective March 10, 2006.

Transactions in capital stock for the fiscal year ended December 31, 2006 are summarized below. Amounts are in thousands.

	Growth Portfolio	Balanced Portfolio	Conservative Portfolio
Shares issued from sale of shares:			
Class A	2,089	1,648	1,148
Class B	19	8	—*
Class C	8	13	9
Shares issued in connection with merger of Class B into Class A	1,024	675	109
Shares issued in connection with merger of Class C into Class A	404	650	516
Shares issued from reinvestment of dividend and/or capital gains distribution:			
Class A	379	288	112
Class B	—	—	—
Class C	—	—	—
Shares redeemed:			
Class A	(1,175)	(1,307)	(728)
Class B	(9)	(6)	(3)
Class C	(8)	(20)	(36)
Shares redeemed in connection with merger of Class B into Class A	(1,024)	(675)	(109)
Shares redeemed in connection with merger of Class C into Class A	(404)	(650)	(516)
Increase in outstanding capital shares	1,303	624	502

*Not shown due to rounding.

(Continued)	Growth Portfolio	Balanced Portfolio	Conservative Portfolio
Value issued from sale of shares:			
Class A	$28,532	$20,656	$12,293
Class B	252	91	1
Class C	104	162	95
Value issued in connection with merger of			
Class B into Class A	10,697	6,869	1,078
Value issued in connection with merger of			
Class C into Class A	4,178	6,566	5,223
Value issued from reinvestment of dividend and/or capital gains distribution:			
Class A	5,283	3,668	1,197
Class B	—	—	—
Class C	—	—	—
Value redeemed:			
Class A	(16,055)	(16,367)	(7,791)
Class B	(120)	(74)	(28)
Class C	(108)	(247)	(379)
Value redeemed in connection with merger of Class B into Class A	(10,697)	(6,869)	(1,078)
Value redeemed in connection with merger of Class C into Class A	(4,178)	(6,566)	(5,223)
Increase in outstanding capital	$17,888	$ 7,889	$ 5,388

Transactions in capital stock for the fiscal year ended December 31, 2005 are summarized below. Amounts are in thousands.

	Growth Portfolio	Balanced Portfolio	Conservative Portfolio
Shares issued from sale of shares:			
Class A	1,733	1,416	790
Class B	192	151	51
Class C	113	163	212
Shares issued from reinvestment of dividend and/or capital gains distribution:			
Class A	111	107	42
Class B	10	10	2
Class C	4	9	9
Shares redeemed:			
Class A	(940)	(938)	(454)
Class B	(115)	(197)	(122)
Class C	(143)	(159)	(240)
Increase in outstanding capital shares	965	562	290
Value issued from sale of shares:			
Class A	$21,371	$16,455	$8,310
Class B	2,344	1,745	531
Class C	1,390	1,881	2,223
Value issued from reinvestment of dividend and/or capital gains distribution:			
Class A	1,449	1,285	442
Class B	126	116	19
Class C	50	116	91
Value redeemed:			
Class A	(11,579)	(10,929)	(4,766)
Class B	(1,402)	(2,242)	(1,258)
Class C	(1,723)	(1,844)	(2,499)
Increase in outstanding capital	$12,026	$ 6,583	$3,093

NOTE 6 – Affiliated Company Transactions

Investments are funds within the Waddell & Reed Advisors Funds family, which funds may be deemed to be under common control because of the same board of directors. A summary of the transactions for each underlying fund during the year ended December 31, 2006 follows:

	12/31/05 Share Balance	Purchase Cost	Sales Cost	Realized Gain/(Loss)	Distributions Received[1]	12/31/06 Share Balance	12/31/06 Market Value
InvestEd Growth Portfolio							
Advisors Core Investment Fund, Class Y	2,834,828	$6,193,004	$577,102	$332,306	$3,320,313	3,673,498	$22,592,011
Advisors Dividend Income Fund, Class Y	379,859	1,040,142	230,751	74,407	195,233	429,995	6,621,919
Advisors Global Bond Fund, Inc., Class Y	2,710,075	3,057,991	374,379	38,835	479,660	3,438,136	12,617,959
Advisors High Income Fund, Inc., Class Y	675,203	1,666,905	191,025	15,582	434,493	875,913	6,464,238
Advisors International Growth Fund, Inc., Class Y	2,052,390	2,668,138	876,705	564,371	133,410	2,198,580	20,578,706
Advisors Limited-Term Bond Fund, Class Y	491,956	1,554,133	204,708	1,899	206,825	630,254	6,277,335
Advisors New Concepts Fund, Inc., Class Y[2]	1,001,338	1,689,819	467,763	459,028	—	1,072,838	12,305,450
Advisors Small Cap Fund, Inc., Class Y[2]	544,903	2,637,122	341,154	245,342	1,285,267	685,274	9,724,046
Advisors Value Fund, Class Y	1,218,953	4,322,484	400,123	219,698	1,451,333	1,500,462	20,316,261
Advisors Vanguard Fund, Inc., Class Y[2]	1,110,830	2,684,312	464,701	183,272	994,494	1,327,253	12,091,274
InvestEd Balanced Portfolio							
Advisors Bond Fund, Class Y	2,310,216	3,008,063	720,281	1,679	733,070	2,685,450	16,408,096
Advisors Cash Management, Inc., Class A	7,115,150	5,156,982	221,500	—	405,477	12,073,651	12,073,651
Advisors Core Investment Fund, Class Y	1,817,206	2,807,591	515,870	280,353	1,948,083	2,140,088	13,161,543
Advisors Dividend Income Fund, Class Y	275,991	416,392	258,039	78,875	129,889	280,776	4,323,944

See footnotes on page 42.

(Continued)	12/31/05 Share Balance	Purchase Cost	Sales Cost	Realized Gain/(Loss)	Distributions Received[1]	12/31/06 Share Balance	12/31/06 Market Value
InvestEd Balanced Portfolio (Continued)							
Advisors Global Bond Fund, Inc., Class Y	983,479	$671,331	$202,268	$19,163	$160,699	1,106,537	$4,060,991
Advisors International Growth Fund, Inc., Class Y	1,391,125	1,268,493	652,404	409,854	86,504	1,416,649	13,259,836
Advisors Limited-Term Bond Fund, Class Y	357,049	487,852	4,091,710	(89,450)	72,846	—	—
Advisors New Concepts Fund, Inc., Class Y[2]	509,617	829,526	261,598	258,129	—	541,692	6,213,205
Advisors Value Fund, Class Y	708,298	1,577,644	154,266	88,568	786,790	808,398	10,945,712
Advisors Vanguard Fund, Inc., Class Y[2]	565,550	1,114,907	274,071	112,386	486,505	644,728	5,873,476
InvestEd Conservative Portfolio							
Advisors Cash Management, Inc., Class A	5,030,563	11,963,594	1,781,471	—	454,187	15,228,957	15,228,957
Advisors Core Investment Fund, Class Y	427,869	1,413,511	494,872	197,705	499,814	539,731	3,319,346
Advisors Dividend Income Fund, Class Y	97,476	490,791	272,286	83,970	49,053	106,327	1,637,435
Advisors Government Securities Fund, Class Y	459,278	4,478,599	780,174	6,206	232,839	1,145,681	6,209,591
Advisors Limited-Term Bond Fund, Class Y	1,262,450	2,423,794	12,036,953	(177,639)	236,457	310,045	3,088,045
Advisors Value Fund, Class Y	104,255	609,851	208,453	93,942	126,380	127,391	1,724,876

(1) Distributions received includes distributions from net investment income and from capital gains from the underlying funds.
(2) Non-income producing.

NOTE 7 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed InvestEd Portfolios, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Growth Portfolio, Balanced Portfolio, and Conservative Portfolio (collectively the "Portfolios") comprising Waddell & Reed InvestEd Portfolios, Inc., as of December 31, 2006, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Portfolios' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Portfolios are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Portfolios' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the transfer agent and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Portfolios of Waddell & Reed InvestEd Portfolios, Inc. as of December 31, 2006, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
February 15, 2007

The Board of Directors of Waddell & Reed InvestEd Portfolios, Inc.

Each of the individuals listed below serves as a director for the Corporation (three portfolios), and for the portfolios within the Waddell & Reed Advisors Funds (22 portfolios), and W&R Target Funds, Inc. (21 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (14 portfolios) and Ivy Funds, Inc. (12 portfolios).

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly-owned subsidiaries, including the funds' investment advisor, WRIMCO; the funds' principal underwriter, W&R; and the funds' transfer agent, WRSCO, as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly-owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chairman of the Corporation's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for Waddell & Reed InvestEd Portfolios, Inc. includes additional information about Corporation directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 Age: 59	Director since 2001	Professor of Law, Washburn University School of Law (1973 to present); Formerly, Dean, Washburn University School of Law (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 6300 Lamar Avenue Overland Park, KS 66202 Age: 68	Director since 2001	President and Director, JoDill Corp. (1965 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises; President, Liberty Memorial Association (2005 to present)	Advisory Director, UMB Northland Board (Financial Services)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 Age: 73	Director since 2001 Independent Chairman since 2006	Senior Advisor to the President, J. Paul Getty Trust (2004 to present); Professor, University of Utah (until 2005)	None
Linda K. Graves 6300 Lamar Avenue Overland Park, KS 66202 Age: 53	Director since 2001	First Lady of Kansas (until 2003); President, LRC Development Corporation (2005 to present), real estate acquisitions management; Commissioner and Chairman, White House Commission on Presidential Scholars (2001 to 2006)	None
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Director since 2001	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1994 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present); Consultant, MTV Associates (2004)	Director and Shareholder, Valliance Bank; Chairman and Director, Ivy Funds, Inc. (12 portfolios overseen); Chairman and Trustee, Ivy Funds (14 portfolios overseen); Director, Melbourne Family Support Organization; Director, Norman Economic Development Coalition

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 Age: 87	Director since 2001	Shareholder, Gilliland & Hayes, P.A., a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 83	Director since 2001	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC	Chairman and CEO, Wellness Council of America; Member, Advisory Council of the Boy Scouts of America
Frank J. Ross, Jr. Polsinelli Shalton Flanagan Suelthaus L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 Age: 53	Director since 2001	Shareholder/Director, Polsinelli Shalton Flanagan Suelthaus, L.P., a law firm (1980 to present)	Director, Columbian Bank & Trust
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Director since 2001	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc. (12 portfolios overseen); Trustee, Ivy Funds (14 portfolios overseen)
Frederick Vogel III 6300 Lamar Avenue Overland Park, KS 66202 Age: 71	Director since 2001	Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art	None

INTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Director since 2001 President since 2001	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc. (12 portfolios overseen); Trustee, Ivy Funds (14 portfolios overseen); Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services Inc. (ISI), an affiliate of IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 Age: 70	Director since 2001	Consultant of WDR and Waddell & Reed (2001 to present); formerly, Director of WDR (until 2003); formerly, Executive Vice President and Chief Operating Officer of WDR (until 2001); formerly, President and Chief Executive Officer of Waddell & Reed (until 2001); formerly, Principal Financial Officer, Treasurer and Director of Waddell & Reed (until 2001); formerly, Executive Vice President, Principal Financial Officer, Treasurer and Director of WRIMCO (until 2001); formerly, Treasurer and Director of WRSCO (until 2001)	None

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Vice President since 2006 Treasurer since 2006 Principal Accounting Officer since 2006	Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (since 2006); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003).	None
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 42	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (since 2006); Vice President of WRIMCO and IICO (since 2006); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (1994 to 2005).	None
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Vice President since 2001 Assistant Secretary since 2006 Associate General Counsel since 2001	Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (since 2006); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 41	Vice President since 2001 General Counsel since 2001 Assistant Secretary since 2001	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Chief Compliance Officer since 2004	Chief Compliance Officer for each of the Funds in the Fund Complex (2004 to present); formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Theodore W. Howard 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Vice President since 1987 Principal Financial Officer since 2002	Senior Vice President of WRSCO (2001 to present); Vice President (1987 to present); Treasurer and Principal Accounting Officer (1976 to 2006), and Principal Financial Officer (2002 to present) of each of the funds in the Fund Complex	None

Renewal of Investment Management Agreement for Waddell & Reed InvestEd Portfolios, Inc.

At their meeting on August 28, 29 and 30, 2006, the Directors, including all of the Disinterested Directors, considered and approved the renewal of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Corporation as to each of its Portfolios. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement for each Portfolio. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request ("Request Letter") for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement with respect to each Portfolio. WRIMCO provided materials to the Directors that included responses to the Request Letter and other information WRIMCO believed was useful in evaluating continuation of the Management Agreement. The Directors also received reports prepared by an independent consultant, Lipper Inc., relating to each Portfolio's performance and expenses compared to the performance and expenses of a peer group of comparable funds. At the meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Portfolio. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement with respect to each Portfolio.

Nature, Extent and Quality of Services Provided to the Portfolios

The Directors considered the nature, extent and quality of the services provided to each Portfolio pursuant to the Management Agreement and also the overall fairness of the Management Agreement as to each Portfolio.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day Portfolio operations, including Portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Portfolio Performance, Management Fee and Expense Ratio. The Directors considered each Portfolio's performance, both on an absolute basis and in relation to the performance of a peer group of comparable mutual funds, as selected by Lipper. Each Portfolio's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of each Portfolio and also considered each Portfolio's management fees and total expenses in relation to the management fees and total expenses, respectively, of a peer group of comparable mutual funds.

Additional Considerations with Respect to Each Portfolio

Growth Portfolio

The Directors considered that Waddell & Reed InvestEd Growth Portfolio's total return performance was higher than the peer group median and the Lipper index for the one-year period.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Portfolio's management fee was lower than the peer group median and that the overall expense ratio was higher than the peer group median but that, when adjusted for the Portfolio's smaller average account size, the Portfolio's overall expense ratio was lower than its peer group median. The Directors considered that WRIMCO had contractually agreed to eliminate the Portfolio's management fee, WRSCO had agreed to reimburse 0.25% of its fees from May 1, 2004, until April 30, 2006, and effective January 1, 2006, WRSCO's fees had been eliminated.

Balanced Portfolio

The Directors considered that Waddell & Reed InvestEd Balanced Portfolio's total return performance was higher than the peer group median and the Lipper index for the one-year period and higher than the peer group median for the three-year period.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Portfolio's management fee and overall expense ratio were lower than the peer group median and that the Portfolio's overall expense ratio, when adjusted for the Portfolio's smaller average account size, was lower than the peer group median. The Directors considered that WRIMCO had contractually agreed to eliminate the Portfolio's management fee, WRSCO had agreed to reimburse 0.25% of its fees from May 1, 2004, until April 30, 2006, and effective January 1, 2006, WRSCO's fees had been eliminated.

Conservative Portfolio

The Directors considered that Waddell & Reed InvestEd Conservative Portfolio's total return performance was lower than the peer group median and the Lipper index for the one- and three-year periods. The Directors also considered the information by WRIMCO, both in its response to the Request Letter and in the discussion at the meeting, explaining that the Portfolio's performance is largely a function of the performance of the underlying funds in which it invests and that a factor in the Portfolio's relative underperformance was the peer group funds' greater exposure to equity securities through their underlying funds.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Portfolio's management fee was lower than the peer group median, the Portfolio's overall expense ratio was higher than the peer group median, and when adjusted for the Portfolio's smaller average account size, the Portfolio's overall expense ratio was higher than the peer group median. The Directors considered that WRIMCO had contractually agreed to eliminate the Portfolio's management fee, WRSCO had agreed to reimburse 0.25% of its fees from May 1, 2004, until April 30, 2006, and effective January 1, 2006, WRSCO's fees had been eliminated.

Profitability

As noted above, the Directors also considered that WRIMCO had contractually agreed to eliminate each Portfolio's investment management fee. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to a Portfolio were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Portfolio, the Directors considered specific data as to WRIMCO's profit or loss with respect to the Portfolio for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement as to a Portfolio, the Directors considered the best interests of the Portfolio and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Portfolio, without any one factor being dispositive:

- the performance of the Portfolio compared with the average performance of a peer group of comparable funds and with relevant indices;
- the Portfolio's investment management fees and total expenses compared with the management fees and total expenses of a peer group of comparable funds;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Portfolio;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Portfolio; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, the Board determined that each Portfolio's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Portfolio. In reaching these determinations as to each Portfolio, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Portfolio are adequate and appropriate; with respect to Growth Portfolio and Balanced Portfolio, the performance of the Portfolio was satisfactory; with respect to Conservative Portfolio, although the performance of the Portfolio was not satisfactory, that did not preclude continuance of the Management Agreement for the Portfolio; it retained confidence in WRIMCO's overall ability to manage the Portfolio; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Portfolio.

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures the underlying Waddell & Reed Advisors Family of Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Corporation and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

- Fax your request to 800.532.2749.
- Write to us at the address listed on the back cover.
- Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

Waddell & Reed InvestEd Portfolios, Inc.

Waddell & Reed InvestEd Growth Portfolio
Waddell & Reed InvestEd Balanced Portfolio
Waddell & Reed InvestEd Conservative Portfolio

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses associated with the InvestEd Plan carefully before investing. This and other information is found in the Waddell & Reed InvestEd Portfolios' prospectus, the InvestEd Program overview and the InvestEd Account Application, an additional copy of which can be obtained from your financial advisor. Please read these materials carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.



InvestEd

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

NUR1909A (12-06)